FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

17 June 2013

HSBC BANK MALAYSIA BERHAD
RESULTS FOR THE QUARTER ENDED
31 MARCH 2013 - HIGHLIGHTS

• Profit before tax for the three months ended 31 March 2013 was MYR381m, a decrease of MYR57m or 13.0% compared with the same period in 2012.

• Operating income before loan impairment charges and other risk provisions reduced to MYR736m, a decrease of MYR32m or 4.1% compared with the same period in 2012.

• Loan impairment charges and other credit risk provisions increased by MYR43m or 106.4% compared with the same period in 2012 primarily on higher net collective impairment provisions.

• Cost efficiency ratio for the three months ended 31 March 2013 improved to 36.8% from 37.7% for the same period in 2012.

• Total assets of MYR78.8bn at 31 March 2013 increased from MYR76.6bn at 31 December 2012 (31 March 2012: MYR73.2bn).

• Core capital ratio and risk-weighted capital ratio remain strong at 10.5% and 13.2% respectively at 31 March 2013.

The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.

CEO Commentary
Mukhtar Hussain, Deputy Chairman and Chief Executive Officer of HSBC Bank Malaysia Berhad ('the Bank'), commented: "Profit before tax for the three months ended 31 March 2013 was MYR381m, a decrease of MYR57m or 13.0% compared with the same period last year on lower revenue and higher loan and financing impairment charges, the impact of which was cushioned by reduced operating expenses. The decline in revenue was mainly due to the slowdown in the economy in the first quarter stemming from uncertainties leading up to the Malaysian General Elections, whilst the increase in loan and financing impairment charges was mainly on higher collective impairment provisions. Despite the lower operating profits, the cost efficiency ratio showed an improvement, from 37.7% for the first three months of 2012 to 36.8% for the three months ended 31 March 2013. The ongoing global restructuring efforts resulted in a leaner organisational structure and helped reduce operating expenses."

Financial commentary
HSBC Bank Malaysia Berhad reported profit before tax of MYR381m for the first three months of 2013, a decrease of 13.0% or MYR57m compared with the same period in 2012. The decline was mainly due to an increase in loan and financing impairment charges of MYR43m or 106.4% and a decrease in operating income of MYR31m or 4.1%. The reduction was partially offset by lower operating expenses by MYR18m or 6.2%.

Loan impairment charges and other credit risk provisions for the three months ended 31 March 2013 increased to MYR83m, mainly because of higher net collective impairment provisions (up MYR49m compared to the same period in 2012) due to the expansion in the customer loans and financing portfolio (up MYR 2.5 billion since 31 March 2012), with 40% of the growth from mortgages  and the remaining 60% growth from corporate term and trade financing.

The contraction of non-fund income was the main reason for the decrease in operating income, the largest decline of which was seen in fee income for the current period, primarily due to higher fee income earned in first three months of 2012 on various corporate finance-related deals. Income from Islamic banking fell, mainly on lower gains from trading securities, but this was partially offset by higher foreign currency gains and trading net interest income. Meanwhile, net interest income improved on an expanded average loan base during the three month period from December 2012 to March 2013 compared against December 2011 to March 2012.

Other operating expenses for the three months ended 31 March 2013 showed some improvement at MYR271m (a decrease of MYR18m or 6.2%) compared with the same period in 2012, mainly on lower personnel costs (down MYR18m or 11.7%) as on-going restructuring efforts resulted in a leaner organisational structure. As such, despite lower operating profits, the cost efficiency ratio shows an improvement, from 37.7% for first three months of 2012 to 36.8% for three months ended 31 March 2013.

Total balance sheet size increased by MYR2.2bn or 2.9% from MYR76.6bn at 31 December 2012 to MYR78.8bn at 31 March 2013mainly driven by higher deposits from customers (31 March 2013: MYR61.7bn; 31 December 2012: MYR59.9bn).

Media enquiries to Marlene Kaur at +603 2075 3351 or marlenekaur@hsbc.com.my

Notes to editors:

1. HSBC in Malaysia
HSBC Bank Malaysia Berhad was locally incorporated in 1984 and is a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited (a company under the HSBC Group). In 2007, HSBC Bank Malaysia was the first locally incorporated foreign bank to be awarded an Islamic banking subsidiary licence in Malaysia, and HSBC Amanah Malaysia Berhad, a full-fledged Islamic bank wholly owned by HSBC Bank Malaysia, commenced operations in August 2008. HSBC in Malaysia has a network of 68 branches nationwide, of which 26 are HSBC Amanah Malaysia Berhad branches. In 2006, HSBC was the first foreign bank to be awarded a Takaful (Islamic insurance) license in Malaysia. HSBC Amanah Takaful (Malaysia) SdnBhd, a joint venture between HSBC Insurance (Asia Pacific) Holdings Limited (49% shareholding), Jerneh Asia Berhad (31% shareholding) and Employees Provident Fund Board of Malaysia (20% shareholding) commenced operations in August 2006.

2. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

Unaudited Condensed Statements of Financial Position at 31 March 2013

	Group		Bank
Figures in MYR '000s	31 Mar 2013	31 Dec 2012	31 Mar 2013	31 Dec 2012

Assets
Cash and short-term funds	14,770,098	12,663,437	12,542,370	11,014,117
Securities purchased under resale agreements	-	2,433,346	-	2,433,346
Deposits and placements with banks and other financial institutions	4,879,492	2,992,993	6,518,984	4,645,468
Financial assets held-for-trading	3,863,443	4,597,107	3,457,364	4,414,598
Financial investments available-for-sale	8,966,883	7,546,325	7,760,978	6,281,042
Loans, advances and financing	42,158,494	42,265,895	33,696,849	33,782,016
Other assets	2,302,901	2,196,564	2,360,114	2,209,665
Statutory deposits with Central Bank	1,303,160	1,330,159	968,098	986,598
Investments in subsidiary companies	-	-	660,021	660,021
Property and equipment	362,215	369,194	335,078	341,355
Intangible assets	53,219	53,525	53,195	53,496
Deferred tax assets	178,882	176,014	137,416	134,541
Total assets	78,838,787	76,624,559	68,490,467	66,956,263

Liabilities
Deposits from customers	61,654,556	59,938,046	52,122,277	51,298,258
Deposits and placements of banks and other financial institutions	6,243,450	6,117,046	6,231,326	6,007,271
Bills and acceptances payable	491,803	504,349	481,988	488,923
Other liabilities	2,726,578	2,646,149	2,844,454	2,625,929
Provision for taxation	33,154	14,168	28,966	10,861
Multi-Currency Sukuk Programme	500,000	500,000	-	-
Subordinated bonds	1,012,109	1,012,591	1,012,109	1,012,591
Total liabilities	72,661,650	70,732,349	62,721,120	61,443,833

Equity
Share capital	114,500	114,500	114,500	114,500
Reserves	5,762,637	5,477,710	5,354,847	5,097,930
Proposed dividend	300,000	300,000	300,000	300,000
Total equity attributable to shareholder of the Bank	6,177,137	5,892,210	5,769,347	5,512,430

Total liabilities and equity	78,838,787	76,624,559	68,490,467	66,956,263

Commitments and Contingencies	135,443,837	126,997,325	132,941,223	124,988,502

Unaudited Condensed Statements of Profit or Loss and Other Comprehensive Income
For The Financial Period Ended 31 March 2013

	Group		Bank
	31 Mar 2013	31 Mar 2012 Restated*	31 Mar 2013	31 Mar 2012 Restated*
Figures in MYR'000s
Revenue	1,025,081	1,057,375	886,855	916,116

Interest income	569,041	572,815	578,544	589,675
Interest expense	(228,188)	(239,824)	(228,188)	(239,824)
Net interest income	340,853	332,991	350,356	349,851

Fee and commission income	113,736	134,118	113,736	134,118
Fee and commission expense	(10,648)	(6,125)	(10,648)	(6,125)
Net fee and commission income	103,088	127,993	103,088	127,993

Net trading income	150,828	160,550	150,113	160,910
Income from Islamic banking operations	127,371	140,096	-	-
Other operating income	13,527	5,758	44,462	31,413
Operating income before impairment losses	735,667	767,388	648,019	670,167

Loans / financing impairment charges and other credit risk provisions	(83,408)	(40,414)	(51,306)	(1,609)
Net operating income	652,259	726,974	596,713	668,558

Other operating expenses	(271,033)	(288,926)	(251,258)	(267,796)
Profit before income tax expense	381,226	438,048	345,455	400,762

Income tax expense	(97,316)	(112,038)	(88,427)	(102,645)
Profit for the period	283,910	326,010	257,028	298,117

Other comprehensive income
Revaluation reserve:
Cash flow hedge
Effective portion of changes in fair value	(12)	(384)	(12)	(384)
Net amount transferred to profit or loss	(96)	-	(96)	-
Fair value reserve
Change in fair value	5,423	(3,841)	4,090	(3,502)
Amount transferred to profit or loss	(7,631)	-	(7,631)	-
Income tax relating to components of other comprehensive income	579	960	912	875
Other comprehensive income for the period, net of income tax	(1,737)	(3,265)	(2,737)	(3,011)
Total comprehensive income for the period	282,173	322,745	254,291	295,106

Profit attributable to the owner of the Bank	283,910	326,010	257,028	298,117
Total comprehensive income attributable to the owner of the Bank	282,173	322,745	254,291	295,106

Basic earnings per MYR0.50 ordinary share	124.0 sen	142.4 sen	112.2 sen	130.2 sen

* 2012 figures restated due to changes in accounting policies. Full details are set out in Note 33 of HSBC Bank Malaysia Berhad's unaudited condensed interim financial statements dated 31 March 2013 which is available on www.hsbc.com.my

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 17 June 2013